FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	…………………………………………………… ,	2016……

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 26, 2016	By ……/s/…… Eiji Shimizu ………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Interim Report for the 116th Business Term

To  Our  Shareholders

We are pleased to provide this overview of the first half (from January 1, 2016 to June 30, 2016) of our 116th business term.

With regard to the 2016 Kumamoto Earthquake, we at the Canon Group extend our heartfelt condolences to all those affected and hope for the earliest recovery and restoration of disaster stricken areas.

The world economy in the first half of the current business term can be summarized as follows: The U.S. economy continued to recover on the back of, among others, an increase in personal consumption. The European economy also followed a moderate recovery trend, particularly in Germany. In contrast, economic slowdown in China continued and the challenging economic conditions in emerging countries such as Russia and those of Southeast Asia persisted. As for the Japanese economy, although signs of a stall in personal consumption were seen, the trend of moderate recovery continued. As for exchange rates, a rapid and significant appreciation of the yen against both the U.S. dollar and the euro compared to the first half of the previous term was seen, reflecting among others, receding prospects of an interest rate rise in the U.S.

Under such conditions, while the Industry and Others Business Unit achieved an increase in sales as sales of FPD lithography equipment and network cameras grew steadily, both sales of the Office Business Unit and the Imaging System Business Unit decreased mainly due to the negative impact of the yen’s appreciation.

As a result of the above, on a consolidated basis, we recorded net sales of 1,657.5 billion yen (down 9.5% from the first half of the previous term), income before income taxes of 126.8 billion yen (down 23.0%), and net income attributable to Canon Inc. of 81.4 billion yen (down 20.3%) for the first half of the current business term.

For the interim dividend, from the perspective of ensuring a stable return to shareholders, we decided to pay 75.00 yen per share. The dividend is payable on August 26.

In this business term, the Canon Group embarked upon a new five-year management plan, Phase V (2016 - 2020) of our “Excellent Global Corporation Plan.” Under the basic policy of “Embracing the challenge of new growth through a grand strategic transformation,” the Canon Group will promote innovation in all aspects of development, production, and sales in addition to strengthening and expanding new businesses and accelerating the development of future businesses. Although the business environment surrounding us will continue to be far from reassuring due to, among others, concerns about further increasing uncertainty in the European economy following the Brexit, we will endeavor to improve our performance and corporate value by incessantly pushing ahead with measures under Phase V.

We look forward to our shareholders’ continued support and encouragement.

August, 2016 Chairman & CEO	FUJIO MITARAI

To Our Shareholders	P. 1

Excellent Global Corporation Plan	P. 3
Phase V 2016 - 2020

Highlights of Consolidated Results	P. 5
Office Business Unit	P. 6
Imaging System Business Unit	P. 7
Industry and Others Business Unit	P. 8

Technology Topics	P. 9
Management Topics	P. 11
CSR and Environmental Initiatives	P. 12

Consolidated Balance Sheets .	P. 13
Consolidated Statements of Income

Shares of the Company .	P. 14
Information for Shareholders

Excellent Global Corporation Plan Phase V 2016 - 2020

Canon, seeking to become a truly excellent company that is admired and respected around the world, launched the Excellent Global Corporation Plan in 1996 and we have successfully completed the first four phases of this plan. With the start of Phase V in 2016 with the aim of embracing the challenge of new growth through a grand strategic transformation, we are implementing seven key strategies.

Phase I	Phase II	Phase III	Phase IV
1996-2000	2001-2005	2006-2010	2011-2015

To strengthen its financial base, Canon transformed its mindset to total optimization and a focus on profit. The company instituted various business innovations, including selection and consolidation of business areas, and reform activities in such areas as production and development.

Aiming to become No.1 in all major business areas, Canon focused on strengthening product competitiveness along with the changing times, stepping up efforts to digitize its products. The company also conducted structural reforms across all Canon Group companies around the world.

Canon moved ahead with such growth strategies as enhancing existing businesses and expanding into new areas. Through the thorough implementation of supply chain management and IT reforms, the company targeted the realization of “real-time management” to respond quickly to changes.

Due to weakness in the global economy, Canon revised its management policy from a strategy targeting expansion of scale to a strategy aimed at further strengthening the financial structure. While undertaking M&A activities, the company aimed to restructure its business at a foundational level to introduce new growth engines for future expansion.

Highlights of Consolidated Results
●

In the first half of the current business term, the recovery in the world economy in general was only moderate and the Canon Group continued to face a severe business environment. Although we worked to expand sales of new products in all businesses and achieved a significant increase in the sales of industrial equipment, our consolidated net sales decreased 9.5% in comparison to the first half of the previous term, impacted by the yen’s rapid appreciation and other factors.

●

Despite our initiatives to improve profitability such as shifting to high value-added products, cutting costs, and promoting expense-reduction activities, net income attributable to Canon Inc. decreased 20.3% from the first half of the previous term on a consolidated basis, mainly due to the impact of exchange rates.

Changes in Net Sales and Profits

■ First Half ■ Annual

Net Sales (100 MILLIONS OF YEN)

40,000
30,000
20,000
10,000
0
16,575
112th
113th
114th
115th
116th
TERM

Income before Income Taxes (100 MILLIONS OF YEN)

4,000
3,000
2,000
1,000
0
1,268
112th
113th
114th
115th
116th
TERM

Net Income Attributable to Canon Inc. (100 MILLIONS OF YEN)

4,000
3,000
2,000
1,000
0
814
112th
113th
114th
115th
116th
TERM

Constitution of Sales by Operations (100 MILLIONS OF YEN)

Imaging System Business Unit

31.5%

Sales 5,224
Change from the First Half of the Previous Term -12.2%

Office Business Unit

54.9%

Sales 9,107
Change from the First Half of the Previous Term -14.6%

Industry and Others Business Unit

16.2%

Sales 2,681
Change from the First Half of the Previous Term 22.1%

Total

Sales 16,575
Change from the First Half of the Previous Term -9.5%

Note: The totals do not amount to 100% because the consolidated sales of each business unit include the sales relating to intersegment transactions.

Office Business Unit

Office Multifunction Devices (MFDs), Laser Multifunction Printers (MFPs), Laser Printers, Digital Production Printing Systems, High-Speed Continuous Feed Printers, Wide-Format Printers, Document Solution

Imaging System Business Unit

Interchangeable Lens Digital Cameras, Digital Compact Cameras, Digital Camcorders, Digital Cinema Cameras, Interchangeable Lenses, Compact Photo Printers, Inkjet Printers, Large-Format Inkjet Printers, Commercial Photo Printers, Image Scanners, Multimedia Projectors, Broadcast Equipment, Calculators

Industry and Others Business Unit

Semiconductor Lithography Equipment, FPD (Flat Panel Display) Lithography Equipment, Digital Radiography Systems, Ophthalmic Equipment, Vacuum Thin-Film Deposition Equipment, Organic LED (OLED) Panel Manufacturing Equipment, Die Bonders, Micromotors, Network Cameras, Handy Terminals, Document Scanners

Office Business Unit

In the area of office multifunction devices, the shift in demand from monochrome to color machines has progressed further and unit sales of monochrome machines decreased, while sales of color machines such as the “imageRUNNER ADVANCE C3300” series remained firm. In the area of digital production printing systems, sales of color machines such as the “imagePRESS C10000VP” series were brisk and overall sales including monochrome machines also outperformed the results of the first half of the previous term. Regarding Océ, while it struggles against tough competition in certain business lines, there were some bright spots such as the brisk orders received for the high-speed sheet-fed inkjet press “Océ VarioPrint i300.” Sales of laser multifunction printers and laser printers declined due to the shrink of the market.

As a result of the above, sales for this business unit decreased by 14.6% on a consolidated basis, in comparison to the first half of the previous term.

Imaging System Business Unit

As for interchangeable lens digital cameras, although the challenging market environment in Asia, including Japan, persisted, the U.S. and Europe showed a trend of modest recovery. Under these conditions, the newly launched flagship model “EOS-1D X Mark II” and an advanced amateur model “EOS 80D” sold well. As a result, unit sales of interchangeable lens digital cameras stayed flat from the first half of the previous term and the Canon Group was able to maintain its high market share. In the area of compact digital cameras, although the “Premium Lines” delivered a strong performance, overall sales, including other series, decreased. As for inkjet printers, focusing on the promotion of sales of products targeting a new customer base, such as models with large-capacity ink tanks for emerging economies and the A2-size professional photo printer “imagePROGRAF PRO-1000,” the Canon Group maintained unit sales at roughly the same level as in the first half of the previous term despite the shrinking market. In addition, unit sales of large-format inkjet printers increased from the first half of the previous term.

As a result of the above, sales for this business unit decreased by 12.2% on a consolidated basis, in comparison to the first half of the previous term.

Industry and Others Business Unit

Semiconductor lithography equipment was affected by, among others, the postponement of capital investment by memory manufacturers, and its unit sales decreased. As for FPD lithography equipment, sales were strong supported by the expansion of demand for large-size panels as well as proactive capital investment for mobile devices by panel manufacturers. As for the medical equipment, although unit sales of digital radiography systems, our mainstay, increased, sales of such systems fell due to the effect of price declines caused by intense competition. Consequently, sales of the medical equipment fell as a whole. As for network cameras, sales grew significantly supported by the growth of the market, combined with the expansion of the product lineup. Sales of organic LED (OLED) panel manufacturing equipment of Canon Tokki Corporation increased significantly supported by healthy capital investment by its customers.

As a result of the above, sales for this business unit increased by 22.1% on a consolidated basis, in comparison to the first half of the previous term.

Technology Topics

Canon EXPO 2015-16

Canon embarked upon Phase V (2016 - 2020) of the Excellent Global Corporation Plan in 2016. Getting a head start on this, from 2015 to 2016, in New York, Paris, Tokyo and Shanghai, Canon exhibited its vision for the future and new value such as the Canon Group’s technology, solutions, etc. for the future.

Products and technologies such as genetic testing systems and network cameras received attention at the EXPO in New York, while the products and technologies of companies included in the Canon Group such as Océ, Axis, and Milestone Systems, received attention at the EXPO in Paris. At the last EXPO held in Shanghai, exhibits ranged from current products to future technologies such as 8K video, which made the EXPO a great success.

Canon’s Vision for the Future

Canon, through its corporate DNA with an emphasis on technology, has created unprecedented value by merging a diverse range of ideas and technologies. These innovations include ground-breaking nanoimprint lithography, which was realized after overcoming numerous technical challenges, and a UV curable printer that reproduces various textures, which Canon and Océ are working in unity to develop. Other examples range from high-sensitivity network cameras to 8K cameras. Canon is enriching the lives of people around the world by creating such technological innovations.

Management Topics

Reforming the Management Structure, in Preparation for the 5 Years of Development during Phase V

On January 27, 2016, it was announced that the following personnel changes would be made: Representative Director, Chairman (President) & CEO Fujio Mitarai will be appointed as the Representative Director, Chairman & CEO, and Senior Managing Director Masaya Maeda will be appointed as the Representative Director, President & COO. In 2016, Canon embarked upon Phase V of our Excellent Global Corporation Plan. Taking this opportunity, Canon strengthened the management structure by electing new President & COO and reforming the structure of directors and officers for clarifying the duties of management and execution.

In regard to President Maeda’s appointment, Chairman Mitarai referred to his many achievements including: Assisting the rapid growth of digital cameras and maintaining the top market share of digital cameras even in severe businesses environments, being the innovator who brought new business to the world, such as the CINEMA EOS SYSTEM (Digital Cinema Camera) and MR (Mixed Reality), and strengthening production engineering technology and in doing so securing jobs for Canon’s employees.

During Phase V, based on the new management structure, Canon will pursue further growth of existing businesses, and also once again develop toward a growth track by expanding business into the B2B domain in addition to B2C domain with new businesses such as production printing systems, network cameras, nanoimprint technology, and medical equipment as the focal point.

CSR and Environmental Initiatives

Tsuzuri Project: “Scenes from The Tale of Genji” Donated to Byodoin Temple, Marking Its Return Home from Abroad

Among Japan’s important cultural properties, there are many pieces that have travelled overseas or that, despite being in Japan, are rarely available for viewing. In 2007, in collaboration with the Kyoto Culture Association (NPO), Canon started the Tsuzuri Project, a social and cultural support activity with the goal of preserving original cultural properties and utilizing high-resolution facsimiles.

In March 2016, as one of the works from Stage 9 of the Tsuzuri Project, a high-resolution facsimile of “Scenes from The Tale of Genji”, which is in the collection of the Metropolitan Museum of Art in the U.S., was produced utilizing Canon’s input-output technology. “Scenes from The Tale of Genji” was created by Tosa Mitsuyoshi, a painter who was active during the Azuchi-Momoyama era. The facsimile was donated to the Byodoin Temple, which is in Uji-shi in Kyoto prefecture, an area with ties to The Tale of Genji.

Moving forward, Canon will continue to contribute to the protection of cultural properties.

Canon wins People’s Choice Award at The Circulars 2016

Canon Europe Ltd., a Canon Group company, is the first Japanese-affiliated company awarded a top prize (People’s Choice Award) at The Circulars 2016, having received recognition for the Toner Cartridge Recycling Program that the Canon Group has been working together on. The Circulars 2016 is held once a year, by the Forum of Young Global Leaders, a part of the World Economic Forum, in collaboration with Accenture.

Toward realizing a recycling society, Canon began the Toner Cartridge Recycling Program in 1990, moving ahead of our industry. This program is currently carrying out collection programs in 24 countries and regions around the world.

Consolidated Balance Sheets • Consolidated Statements of Income
Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Consolidated Balance Sheets
			(Millions of yen	)
	As of June 30,		As of December 31,
	2016		2015
ASSETS

Current assets:
Cash and cash equivalents	569,180		633,613
Short-term investments	22,387		20,651
Trade receivables, net	468,200		588,001
Inventories	479,262		501,895
Prepaid expenses and other current assets	233,595		313,019
Total current assets	1,772,624		2,057,179
Noncurrent receivables	27,419		29,476
Investments	719,675		67,862
Property, plant and equipment, net	1,158,529		1,219,652
Intangible assets, net	208,270		241,208
Goodwill	420,648		478,943
Other assets	307,658		333,453
Total assets	4,614,823		4,427,773

	As of June 30,		As of December 31,
	2016		2015
LIABILITIES AND EQUITY

Current liabilities:
Short-term loans and current portion of long-term debt	610,566		688
Trade payables	285,259		278,255
Accrued income taxes	33,423		47,431
Accrued expenses	264,751		317,653
Other current liabilities	167,411		171,302
Total current liabilities	1,361,410		815,329
Long-term debt, excluding current installments	710		881
Accrued pension and severance cost	266,165		296,262
Other noncurrent liabilities	77,496		130,838
Total liabilities	1,705,781		1,243,310
Commitments and contingent liabilities
Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762		174,762
[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]
[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]
Additional paid-in capital	401,385		401,358
Legal reserve	66,021		65,289
Retained earnings	3,363,960		3,365,158
Accumulated other comprehensive income (loss)	(292,259)		(29,742)
Treasury stock, at cost	(1,010,416)		(1,010,410)
[Treasury shares] (share)	[241,692,769	]	[241,690,840	]
Total Canon Inc. shareholders’ equity	2,703,453		2,966,415
Noncontrolling interests	205,589		218,048
Total equity	2,909,042		3,184,463
Total liabilities and equity	4,614,823		4,427,773

Consolidated Statements of Income
		(Millions of yen )
	Six months ended June 30, 2016	Six months ended June 30, 2015
Net sales	1,657,476	1,831,851
Cost of sales	820,362	889,494
Gross profit	837,114	942,357
Operating expenses:
Selling, general and administrative expenses	572,997	608,516
Research and development expenses	155,434	162,932
	728,431	771,448
Operating profit	108,683	170,909
Other income (deductions):
Interest and dividend income	2,532	3,273
Interest expense	(521)	(361)
Other, net	16,059	(9,305)
	18,070	(6,393)
Income before income taxes	126,753	164,516
Income taxes	41,457	58,784
Consolidated net income	85,296	105,732
Less: Net income attributable to noncontrolling interests	3,857	3,607
Net income attributable to Canon Inc.	81,439	102,125

Notes to Consolidated Balance Sheets
<Notes to Consolidated Balance Sheets as of June 30, 2016>
1.	Allowance for doubtful receivables:	10,118 million yen
2.	Accumulated depreciation:	2,481,635 million yen
3.

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.

4.	Guarantee obligations for bank loans:	6,440 million yen
5.	The number of consolidated subsidiaries and affiliated companies accounted for by the equity method was 327 and 5 respectively.

<Note to Per Share Information as of June 30, 2016>
Canon Inc. shareholders’ equity per share		2,475.53 yen

Note to Consolidated Statements of Income

<Note to Per Share Information for the six months ended June 30, 2016>
Net income attributable to Canon Inc. shareholders per share
	Basic	74.57 yen
	Diluted	74.57 yen

Shares of the Company • Information for Shareholders

Shares of the Company As of June 30, 2016

Authorized Shares	:	3,000,000,000 shares	Shareholding Ratio by Category
Issued Shares	:	1,333,763,464 shares
Number of Shareholders	:	336,076 persons (Increase of 41,932 persons from the end of the previous term)

Major Shareholders (Ten shareholders)

Name of Shareholders	Number of Shares Held	Shareholding Ratio
	(thousands of shares)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	63,726	5.8

Japan Trustee Services Bank, Ltd. (Trust Account)	51,313	4.7

The Dai-ichi Life Insurance Company, Limited	37,416	3.4

Barclays Securities Japan Limited	30,000	2.7

Mizuho Bank, Ltd.	22,558	2.1

Moxley and Co. LLC	21,767	2.0

State Street Bank West Client - Treaty 505234	17,466	1.6

Sompo Japan Nipponkoa Insurance Inc.	17,439	1.6

OBAYASHI CORPORATION	16,527	1.5

Japan Trustee Services Bank, Ltd. (Trust Account 9)	15,509	1.4

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (241,692 thousand shares) from total shares issued.
	2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

	3.	With respect to Mizuho Bank, Ltd., in addition to the above, there are 9,057 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

Information for Shareholders

Business term	From January 1 to December 31 of each year
Ordinary general meeting of shareholders	March of each year
Record date for above	December 31 of each year
Record date for interim dividends	June 30 of each year
Number of shares constituting one unit	100 shares
Securities code (for stock exchanges in Japan)	7751
Stock exchange listings	Tokyo, Nagoya, Fukuoka, Sapporo, and New York

Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)	2-1, Yaesu 1-chome, Chuo-ku, Tokyo Mizuho Trust & Banking Co., Ltd.
Business handling place	Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
Method of public notice	Electronic means (http://canon.jp/) However, if the Company is unable to give an electronic public notice due to an accident or any other unavoidable reason, the notice shall be given in the Nikkei.
The Company’s Investor Relations Website	http://www.canon.com/ir/ Canon Management Policy, Financial Information, and IR Library, etc. are available at the above URL.

Share Handling Procedures

1.	Should you have any inquiries about the following procedures pertaining to shares of Canon Inc., please contact securities company etc. where you have an account managing your shares.

2.

Should you have any inquiries about the above procedures in cases where your shares are managed in a special account (tokubetsu koza)(*), or about procedures for payment of accrued dividends or the issuance of documents such as statements of payment, Mizuho Trust & Banking Co., Ltd. handles these procedures, so please contact as shown below.

Website	Mizuho Trust & Banking Co., Ltd. (procedures pertaining to shares) http://www.mizuho-tb.co.jp/daikou/index.html

Phone	0120-288-324 (Toll free, available in Japan only) Operating hours: 9:00 – 17:00 (Monday - Friday except national holidays)

Address	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

*

A special account is an account for the management of shares that are not managed at a securities company etc. For the sale of shares that are managed in a special account, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

For those shareholders who receive dividends by way of “Receipt of Dividend”

The way to receive dividends is shown on the backside of “Receipt of Dividend.”

We recommend one of the following three methods as a safer and more expeditious way to receive dividends. For more information, please ask your securities company etc.

i)

The method of depositing the dividends of all the issues, including shares of Canon Inc., that are managed by a shareholder using securities company accounts into said securities company accounts.

(System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts)

ii)

The method of transferring the dividends of all the issues, including shares of Canon Inc., held by a shareholder into the same bank deposit account.

(System of receiving dividends in the account registered for receipt of dividends)

iii)	The method of transferring dividends into an account at a financial institution such as a bank (including Japan Post Bank). (System of designating an account for each issue held)

* It is not possible to use method i) for shares that are managed in a special account.
* In the case of method ii), it is not possible to choose a Japan Post Bank account as the account into which the dividends are transferred.

Concerning the Complimentary Canon Calendar

As a way of showing appreciation for the long term loyalty of shareholders who have held at least 1 trading unit (100 shares) of the Company’s shares for at least 3 years,* Canon is giving these shareholders an original calendar designed in house. The calendar is scheduled to be sent in early December.

*

Eligible shareholders are the shareholders who are stated on the register of shareholders as holding at least 100 shares as of the end of June 2016, and who have also appeared on the register of shareholders under the same shareholder number, stated as holding at least 100 shares on both the end of June and the end of December for three years.